

November 2, 2012

<u>Via E-mail</u>
Thomas Mackay
Chief Executive Officer
Endeavor Power Corp.
84 Winnismmet Drive
Chelsea, MA 20150

> **Re: Endeavor Power Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 14, 2011**
> **File No. 000-52534**

Dear Mr. Mackay:

We issued comments on the above captioned filing on November 10, 2011**.** On October 3**,** 2012 we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director